SECU[illegible] 06005674 [illegible]SSION

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SEC MAIL PROCESSING SECTION RECEIVED MAY 3 0 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04|01|2005 (MM/DD/YY) AND ENDING 03|31|2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KARVY INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27, CLIFF STREET, STE 301, NEW YORK NY - 10038

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

UDAY RAVAL 212 267 4334

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCARDO CPA

(Name – *if individual, state last, first, middle name*)

538, Westchester Avenue Ryebrook NY 10573

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, UDAY RAVAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KARVY INC., as of MARCH 31, 20 06., are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AARTI SHARMA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 23, 2009

Aarti Sharma
Notary Public

Signature

Director.
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2006

CAPUTO & BONCARDO, CPAs P.C.

KARVY, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

CAPUTO & BONCARDO, CPAs P.C.

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Karvy, Inc.
New York, New York

We have audited the accompanying balance sheet of Karvy, Inc. as of March 31, 2006, and the related statements of operations, changes in stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karvy, Inc. as of March 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors' Report - Continued

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo & Boncardo CPA's PC

CAPUTO & BONCARDO, CPAs P.C.

Rye Brook, New York
May 2, 2006

KARVY, INC.

BALANCE SHEET

AS OF MARCH 31, 2006

ASSETS

Current Assets:	
Cash and cash equivalents	$ 221,377
Other current assets	12,281
Total Current Assets	233,658
Fixed Assets, net	16,452
Deposit	10,000
Total Assets	$ 260,110

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued liabilities	$ 20,548
Stockholders' Equity:	
Common Stock, No par Value, 1500 shares authorized	725,000
Deficit	(485,438)
	239,562
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 260,110

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2006

Revenues:	
Retainer fee income	$ 92,000
Interest	500
Other income	1,930
Total revenues	94,430
Operating Expenses:	
Professional fees	153,693
Salaries and related expenses	85,299
Travel & entertainment	35,960
Occupancy	34,438
Legal fees	28,945
Regulatory compliance	24,222
Quote service	14,757
Office supplies & expense	7,144
Communications	6,422
Conferences	5,120
Miscellaneous	4,826
Clearing charges	4,772
Depreciation	3,049
Insurance	2,859
Dues & subscriptions	1,982
Total operating expenses	413,488
Net loss	$(319,058)

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2006

	Common Stock			
	Shares	Amount	Deficit	Total
BALANCE - APRIL 1, 2005	2	$205,000	$(166,380)	$ 38,620
Capital Contributions	11	520,000	-	520,000
Net Loss			(319,058)	(319,058)
BALANCE - MARCH 31, 2006	13	$725,000	$(485,438)	$239,562

The accompanying notes are an integral part of these financial statements.

CAPUTO & BONCARDO, CPAs P.C.

KARVY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006

Cash Flows from Operating Activities:	
Net loss	$(319,058)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,049
Increase in other current assets	(10,280)
Increase in accounts payable and accrued expenses	1,382
Net cash used in operating activities	(324,907)
Cash Flows used in Investing Activities:	
Purchase of fixed assets	(7,199)
Cash Flows from Financing Activities:	
Capital contributions	520,000
Net increase in cash and cash equivalents	187,894
Cash and cash equivalents - April 1, 2005	33,483
Cash and cash equivalents - March 31, 2006	$ 221,377

The accompanying notes are an integral part of these financial statements.

KARVY, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Karv, Inc. "The Company", was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd., India, "Karvy Consultants". The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2006, there was no deferred revenue.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

NOTE 2 FIXED ASSETS

The Company's fixed assets consisted of:

Computer and office equipment	$ 14,714
Furniture & fixtures	6,154
	20,868
Less accumulated depreciation	(4,416)
Fixed assets, net	$ 16,452

KARVY, INC.
NOTES TO FINANCIAL STATEMENTS - **Continued**
MARCH 31, 2006

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2006, the Company had net capital in excess of its required net capital.

NOTE 4 COMMITMENTS

The Company leases office space in New York City under a three year lease term ending September 30, 2007. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2007	$35,424
2008	18,024

NOTE 5 FOCUS (FORM X-17a - 5) REPORT

The copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2006) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

NOTE 6 EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

KARVY, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
MARCH 31, 2006

NOTE 7 CONTINUING OPERATIONS

As a wholly owned subsidiary of Karvy Consultants Ltd., India, the Company is dependent upon future contributions of capital to continue future operations. Karvy Consultants has committed to providing future capital financing support necessary to fund future operations and for the Company to maintain minimum "Net-Capital" as required by rule 15c3-1. 17A-5, of the Securities and Exchange Act of 1934.

The Company and Karvy Consultants are members of the "Karvy Group". Other Karvy Group companies include Karvy Stockbroking Ltd., Karvy Computershare Ltd., and Karvy Investor Services Ltd. Recently, the Securities and Exchange Board of India, "SEBI", had issued an order to cease the Depository Participant (DP) activities of the Company in India. Subsequently, clarification was issued by SEBI that the Company can continue its DP activities and only restricted the proprietary trading activities of the Company. The Karvy Group appealed the suspension notice of the DP activities to the Andhra Pradesh High Court, for which the court granted a stay of the suspension on May 2 nd 2006. SEBI conducted the hearing process after the stay order, the final outcome is awaited. In case of adverse ruling, Karvy Group will appeal the matter with the "SAT" Securities Appellate Tribunal of India.

SUPPLEMENTARY INFORMATION

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2006

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 239,562
Less non-allowable assets:		
Other current assets	$ 12,281	
Fixed assets, net	16,452	
Deferred charges	10,000	
		38,733
Net Capital		$ 200,829
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		$ 20,548
Total Aggregate Indebtedness		$ 20,548
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		$ 5,000
Excess Net Capital		$ 195,829
Ratio: Aggregate indebtedness to net capital		0.10

See accompanying notes and independent auditors' report.

KARVY, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
IN PART OF FORM X-17a-5

AS OF MARCH 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part 11A, of Form X-17A-5 as of March 31, 2006)

Net capital, as reported in Company's Part 11A (unaudited) FOCUS report	$ 200,818
Net audit adjustments	11
Net Capital per above	$ 200,829

See accompanying notes and independent auditors' report.

C & B

CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: CBCPAS@AOL.COM

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Karvy, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplementary schedules of Karvy, Inc. for the year ended March 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Caputo & Boncardo CPAs PC

Caputo & Boncardo, CPAs P.C.

Rye Brook, New York
May 2, 2006